Urenco and Ubaryon To Form Strategic Partnership

Winnipeg, Manitoba, Canada, May 5, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (NASDAQ: LITM) ("Snow Lake"), a uranium exploration and development company, advises that Ubaryon Pty Ltd ("Ubaryon") has provided a shareholder update to announce that it has signed a Term Sheet with Urenco Limited ("Urenco") to form a strategic partnership.  This is a significant milestone which will materially assist the future commercialization of Ubaryon's uranium enrichment technology.

Highlights

  Ubaryon achieves a major milestone forming a strategic partnership with Urenco to advance its Uranium Enrichment Technology

  Urenco is a global uranium enrichment company with enrichment facilities in Germany, the Netherlands, the UK and the USA

  Ubaryon is a private Australian company which owns 100% of a unique and innovative technology for uranium enrichment

  Urenco to invest A$5.0m to advance the technology over the next 3 years, providing strategic validation of Ubaryon's technology as well as significant resources and expertise to help de-risk steps towards commercialization

  Global Uranium and Enrichment Limited ("GUE") is the largest shareholder in Ubaryon (21.9%) and will remain the largest shareholder post the transaction

  Ubaryon independently assessed at technology readiness level of TRL-4 which highlights the development done to date and the strong platform for this new partnership to build on

  Snow Lake holds a cornerstone 19.9% interest in GUE, which in turn holds a 21.9% interest in Ubaryon

Urenco Strategic Investment

Ubaryon has signed a non-binding Term Sheet with Urenco, a global uranium enrichment company, to form a strategic partnership. The agreement was reached after a comprehensive process involving a targeted group of potential investors and partners, conducted within the controls of the security legislation that Ubaryon's technology is regulated by.  Under the terms of the agreement, Urenco will invest a total of A$5.0 million in Ubaryon over the next 3 years for a 13% stake in Ubaryon.  The Term Sheet is subject to the usual and reasonable conditions precedent for completion of an investment of this nature including receiving Ubaryon shareholder approval for the transaction, Foreign Investment Review Board approval and execution of binding transaction documentation.

Urenco is an international supplier of enrichment services with sustainability at the core of its business.  Operating in the nuclear fuel supply chain for 50 years, Urenco has its head office near London, UK, and enrichment facilities in Germany, the Netherlands, the UK and the USA.  Urenco's commitment, coming after detailed due diligence, validates GUE's historical investment in Ubaryon and significantly de-risks the business, thereby enhancing GUE's exposure to midstream nuclear fuel supply chains.

Ubaryon has committed to working exclusively with Urenco to complete the transaction which will also provide Urenco the ability to potentially increase its stake in Ubaryon through acquiring shares from existing shareholders and a potential pathway to secure the Ubaryon technology at a fair market value at some point in the future when the technology has been further advanced.

Ubaryon stated in the shareholder update, that the Ubaryon board has been impressed by the diligent and professional way in which Urenco has engaged in the due diligence process and that it is clear that there are significant synergies between companies.  Urenco's deep technical, regulatory, market expertise, resources and strategic position in the nuclear fuel supply chain industry will make them the ideal strategic shareholder for Ubaryon.

Ubaryon's board considers that Urenco's investment will also significantly assist the future commercialization of Ubaryon's technology to the extent that no other strategic investor could.

Ubaryon will request all shareholders (with GUE being the largest shareholder) to provide a waiver of pre-emptive rights to purchase shares to allow the transaction with Urenco to proceed and will also schedule a Ubaryon shareholder meeting to approve the transaction and its terms and conditions.

It should be noted that, as a binding agreement has not yet been signed, there is no certainty that the transaction will complete within a specific timeframe, nor that it will complete at all.

Ubaryon Technology Rapidly Advancing - TRL 4

As a part of the due diligence process, Ubaryon has received two independent technical reviews confirming the technology is currently at Technology Readiness Level ("TRL") assessment level of TRL-4.  The TRL index is a globally accepted benchmarking tool for tracking progress in the development of a new technology through the early-stage research (TRL-1) to technologies ready for scaled commercial operations (TRL-9).  TRL-4 shows that all critical components were successfully validated in a laboratory environment and supported by experimental results.  Combined with the validation provided as a result of Urenco's due diligence, these independent assessments give confidence that Ubaryon's technology has a sound foundation for further development.

As a point of comparison, Global Laser Enrichment1 ("GLE") which is the vehicle of the SILEX uranium technology (jointly owned by SILEX Systems Limited (ASX:SLX) 51% and Cameco Corporation 49%), is aiming for completing a commercial-scale pilot demonstration to provide TRL-6 of the SILEX technology around mid-2025.

1 https://www.silex.com.au/silex-technology/silex-uranium-enrichment-technology/

Ubaryon Background

Ubaryon is a private Australian company which is developing and commercializing a unique uranium enrichment technology based on the chemical separation of naturally occurring uranium isotopes.

Ubaryon was established in 2015 after environmental testing identified a process anomaly, after which Ubaryon lodged a patent application over its Ubaryon Enrichment Technology in 2018.  Australian Safeguards and Non-Proliferation Office ("ASNO") classified the intellectual property in September 2018.  ASNO and Defense Export Controls now regulate all Ubaryon's technical disclosure.

A significant feature of the Ubaryon Enrichment Technology is that it eliminates the need for conversion from uranium oxide or yellowcake (UO4 or U3O8) to gaseous uranium (UF6) and the need for deconversion from UF6 to uranium oxide. Removing conversion and deconversion simplifies the enrichment process and allows for additional flexibility in the nuclear fuel cell supply chain.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on (NASDAQ: LITM), with a global portfolio of critical mineral and clean energy projects.  The Pine Ridge Uranium project is an exploration stage project located in Wyoming, United States, and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba.  Learn more at www.snowlakeenergy.com.

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